Exhibit 10.30

Fortune Brands Innovations, Inc.

1 Horizon Way, Building N

Deerfield, IL 60016

847-484-4400 FBIN.com

February 11, 2026

Amit Banati

Dear Amit:

It is with a great deal of pleasure that I confirm the terms of our offer of employment to you for the position of Chief Executive Officer. You will be a Board appointed Officer of the Company, and a Director of the Board. The terms of your offer are described below.

CASH COMPENSATION

Base Salary

Your base salary will be $1,100,000 per year, paid bi-weekly and subject to normal federal, state, and local payroll tax withholdings. Your next salary review will occur in early 2027.

Annual Bonus

You are eligible to participate in the Executive Annual Incentive Plan immediately upon hire. Your target annual bonus will be 150% of your base salary. Actual bonus payments are based on the performance achieved by the company against goals set each year. Your 2026 bonus will not be prorated. Bonuses are paid in the first quarter for prior year performance.

LONG-TERM INCENTIVE COMPENSATION

You are also eligible under the FBIN Long-Term Incentive Program with an annual target value of $6,700,000. This long-term compensation is comprised of Stock Options (25%), Restricted Stock Units (25%) and Performance Share Awards (50%). Your first annual grant will be issued at hire. Annual grants vest in one-third increments over a three-year period, with the exception of the Performance Share Awards which vest at the end of the three-year performance period. In all cases, final approval rests solely with the Compensation Committee of the FBIN Board of Directors and you will be notified as soon as approvals are released.

Upon your termination of employment or in connection with a “Change in Control” (as defined in the Fortune Brands Innovations, Inc. 2022 Long-Term Incentive Plan or any successor plan (the “Plan”), you will be afforded no less favorable treatment with respect to your annual long-term equity incentive awards than would be provided to other FBIN named executive officers in the event of such a termination of employment or Change in Control.

We are including with this offer two additional compensation components. The first is a one-time cash award of $8,000,000 (less applicable taxes). If you should voluntarily leave the Company without Good Reason, you would have to repay the cash award (calculated on an after-tax basis) based on the following schedule:

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Within the first 12 months = 100%
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Between 12 and 24 months = 66%
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Between 24 and 36 months = 33%

In the event of a termination for Good Reason, a termination of employment by the Company without Cause (as defined in your “Agreement for the Payment of Benefits Following Termination of Employment,” which definition will be agreed upon by the parties), or your termination of employment as a result of your death or disability or a Change in Control, you will not be required to reimburse the Company for any portion of the cash sign-on bonus.

The second additional compensation component is a one-time long term incentive award in the amount of $6,000,000 in RSUs which vests equally over three years and subject to the terms and conditions of the Plan and associated award agreement. This award will be issued within ten (10) days following your start date, and the vesting commencement date for the award will be your start date. In the event of a termination for Good Reason, a termination of employment by the Company without Cause (as defined in your “Agreement for the Payment of Benefits Following Termination of Employment,” which definition will be agreed upon by the parties), or your termination of employment as a result of your death or disability or a Change in Control in which your award is not assumed, the vesting of any outstanding shares from this award will be accelerated and settled on the applicable acceleration event.

As an executive of FBIN, the CEO is required to adhere to our Executive Stock Ownership Guidelines and hold 6 times his/her base salary in shares of common stock in the Company within five years in an eligible role.

Fortune Brands Innovations, Inc. Non-Qualified Deferred Compensation Plan (DCP)

You will be eligible to participate in the Fortune Brands Non-Qualified Deferred Compensation Plan (DCP) on terms no less favorable than those applicable to other named executive officers of the Company. The DCP provides tax advantaged means to accumulate assets for the future – beyond what you may contribute to the 401(k) Plan. Compensation eligible for deferral includes base salary, annual bonus, and annual restricted stock units (if applicable). Enrollment into the plan is conducted annually, usually in November, for the next calendar year.

ADDITIONAL TOTAL REWARDS OFFERINGS

Relocation

We will provide you with relocation benefits, per the relocation policy, to support your move to the Chicago area. It is expected that your relocation occur as soon as possible post your start date, and the relocation benefits be leveraged within 12 months of your start date. Additional information about the relocation process and benefits will be discussed with you prior to beginning your move. Should you voluntarily leave FBIN (other than for Good Reason) within two years of your relocation initiation date, you must repay the company on an after-tax basis according to the program guidelines, unless such voluntary departure occurs following a Change in Control.

Once you have completed your relocation, the Company will provide you with a car and driver to take you to and from your home to the office.

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Personal Use of Company Aircraft

In the role of CEO, you are eligible under the Aviation Policy to utilize the Company aircraft for personal use to a maximum of 50 hours per year. Under the policy, the CEO is required to reimburse the company for the personal use of the aircraft. The value of the personal flight is considered to be taxable compensation and is subject to federal, state and local income tax withholding, social security and Medicare withholding and federal unemployment tax. The taxable compensation value is equal to the excess of the amount computed with a prescribed IRS formula over any amount reimbursed by the executive with respect to personal use. Additional information, including the policy and procedures, will be provided at the time of hire.

Total Rewards

Upon hire, you will be eligible to participate in our Total Rewards Package. This includes competitive healthcare benefits (medical, dental, vision), health savings and flexible spending accounts, life and disability coverage and retirement savings plan. We also offer health advocacy solutions, telemedicine, associate discount programs, matching gifts programs and wellness programs among other benefits to all associates. Refer to the additional materials included with this letter for details about our benefit offerings. You will be eligible to participate in health and welfare benefit plans made available to similarly-situated named executive officers of the Company, subject to the terms of those plans.

You will also be eligible for a company paid annual executive physical and a membership in HealthNet, a healthcare concierge service. Generally speaking, you will be eligible to receive the same perquisites made available to similarly-situated named executive officers of the Company from time to time.

You will be eligible to participate in our profit-sharing plan, which provides a Company contribution to eligible employee’s 401k account (typically in March) and vests fully after 3 years of service. You will be eligible for our 401(k) Plan, which matches 100% on the first 4% of employee contributions. Employee contributions are vested immediately, and the company match contributions vest fully after 1 year of service.

Additionally, you will be eligible to receive a severance agreement (i.e. the “Agreement for the Payment of Benefits Following Termination of Employment”), which you must agree to and sign, that provides for 24 months of salary and annual bonus if you are terminated other than for Cause, or if you resign for Good Reason. In the event such termination occurs following a “Change in Control”, the severance amount increases by an additional twelve months of salary and bonus (for a total of 36 months). The terms of your severance agreement will be substantially consistent with the form which has been included for your reference.

Additionally, your Stock options, RSUs and PSAs which are not assumed by the purchaser or successor entity in connection with a Change in Control will vest in the event of a termination of employment by the Company without Cause or a resignation by you for Good Reason, in each case within a set period following a Change in Control, in accordance with the terms of your equity award agreements. The terms of your severance agreement will be substantially consistent with, and with no less favorable severance benefits and economics provided under the form provided

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under separate cover as of the date of this letter, and we will work together in good faith to negotiate the final terms of the agreement prior to your start date.

We also provide a competitive paid time off package. You will receive 4 weeks of PTO annually, prorated based on your start date. The company also recognizes key holidays annually. Refer to the additional materials included with this letter for details about our paid time off and holiday policy.

CONDITIONS OF EMPLOYMENT

This letter sets forth all of our agreements concerning this offer of employment with Fortune Brands:

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Satisfactory completion of a criminal history and background investigation, which will include verification of previous employment and education, and an acceptable post-offer drug screening test.
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The verification that you have the legal right to work in the United States, as required by the Immigration Reform and Control Act of 1986.

In recognition of your forfeiture of certain compensation from your current employer, in the event that, following your execution of this offer of employment and your satisfaction of the conditions of employment set forth in this offer letter, the Company elects not to commence your employment on or prior to May 13, 2026 (other than as a result of your commission of an act which would, if you were employed by the Company, would constitute “Cause” (as defined in the Company’s standard form of “Agreement for the Payment of Benefits Following Termination of Employment” which has been provided to you)), then the Company will pay to you, within 30 days of such determination not to commence your employment, the one-time $8,000,000 cash award and the one-time $6,000,000 long-term incentive award contemplated above.

CONTINUING OBLIGATIONS

By accepting this offer, you confirm that you are able to accept this job and carry out the work involved without breaching any legal restrictions on your activities, such as restrictions imposed by a current or former employer.

You further confirm that you will not remove or copy any documents or proprietary data or materials of any kind, electronic or otherwise, from your current or former employer to the Company without written authorization from your current or former employer, nor will you use or disclose any such confidential information during the course and scope of your employment with the Company.

If you accept this conditional offer of employment, you will be an “employee-at-will”, which means that either you or the Company can terminate the employment relationship at any time with or without reason or notice. Nothing in this letter is intended to change the at-will nature of your employment or serve as a guarantee of employment for any fixed period of time. We reserve the right to prospectively modify or rescind any of the terms set forth in this letter at any time during the course of your employment, to the extent permitted by applicable law.

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I am very pleased to be able to extend this offer of employment to you based on the terms in this letter, and eagerly look forward to your formal acceptance. Please indicate your agreement to the above terms of our offer by signing this letter. I recommend retaining a copy for your personal files. Should you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Susan Kislby

Susan Saltzbart Kilsby

Chair of the Board

Fortune Brands Innovations

Acknowledged:

/s/ Amit Banati 2/12/2026

Amit Banati

Signatures in support of this offer will be obtained through Docusign.

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